Exhibit 99.1

INTER&CO, INC

Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01

Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7

NOTICE TO SHAREHOLDERS

EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 4, 2023

INTER&CO, INC (Nasdaq: INTR e B3: INBR32) (“Inter&Co”), in compliance with the provisions of the Securities and Exchange Commission of Brazil (“CVM”) Resolution No 44, of August 23, 2021, hereby announces to its shareholders and the market in general that the following resolutions were approved at Inter&Co’s Extraordinary General Meeting held on this date:

•	The adoption by Inter&Co of the fourth stock and/or units option plan of Banco Inter. S.A (a subsidiary of Inter&Co) ("Banco Inter") and the programs approved thereunder, as amended (the "Banco Inter Plan"), to reflect that the rights thereunder relate to the acquisition of Class A common shares in the capital of Inter&Co, and the assumption by Inter&Co of the obligations of Banco Inter under the Banco Inter Plan, was confirmed, ratified and approved.

•	The repricing of the exercise price of the equity awards outstanding under Program No. 3 of the Banco Inter Plan to BRL $15.50 per Class A Common Share, being such amount: (a) the average closing price of the Class A Common Shares in the capital of Inter&Co on the Nasdaq Global Select Market from June 23, 2022 to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022 to August 4, 2022, was confirmed, ratified and approved.

•	The adoption by Inter&Co of the 2022 Omnibus Plan was confirmed, ratified and approved.

Additional information may be obtained from Inter&Co's Investor Relations Department, ri@bancointer.com.br or the Inter&Co (http://ri.bancointer.com.br) website.

Belo Horizonte, January 4, 2023.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer